

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Kazusa Esaki
Chief Executive Officer
BloomZ Inc.
Toyo Recording 1F, 4-5-19 Akasaka
Minato-ku, Tokyo 107-0052
Japan

> **Re: BloomZ Inc.**
> **Registration Statement on Form F-1**
> **Filed October 31, 2023**
> **File No. 333-275223**

Dear Kazusa Esaki:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Corporate History and Structure, page 34

1. We note your response to comment 6. To provide additional context to investors, please expand your disclosure in this section to explain the issuance of shares to the 12 investors in BloomZ Japan and the subsequent acquisition of such shares by BloomZ Cayman.

Results of Operations, page 36

2. We note your response to comment 7. We also note your disclosure that your business "was substantially and adversely affected during the fiscal years ended September 30, 2022 and 2021." Please expand your disclosure to describe the substantial and adverse impact of COVID-19 on your results of operations during those periods to provide additional context to investors as to why the results changed in the six month period ended March 31, 2023.

<u>Business</u>
<u>Our Competitive Strengths</u>
<u>Strong Support from a Large Video-Game Producing Company, page 47</u>

3.   We note your response to comment 8 and your disclosure regarding the voice actors from your company who have been featured in recent CyberStep video games. We also note your disclosure that the video games produced by CyberStep are "exclusively suitable for [your] collaborating voice actors and affiliated VTubers with specific teams" but that CyberStep does not enter into agreements with your voice actors and affiliated VTubers on an exclusive basis and instead takes into account CyberStep's specific needs before entering into service agreements "from time to time." Please revise your disclosure to clarify or remove the disclosure implying CyberStep games are exclusively suitable for your voice actors and affiliated VTubers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services